EXHIBIT 99.1

Alio Gold Intersects 2.03 g/t au Over 48.2 Metres at Ana Paula

VANCOUVER, British Columbia, April 04, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), is pleased to provide the results of the second and third drill hole from its surface drill program at its 100% owned Ana Paula project in Guerrero, Mexico. The 3,800 metre surface diamond drill program was initiated in January 2018 and consists of six drill holes of 600 to 700 metres each targeting the complex breccia extension below the proposed open-pit.

Both the second hole (AP-18-284) and third hole (AP-18-285) returned positive results from the near surface hydrothermal breccia south of the proposed pit and on the southern edge of the alteration halo. Both holes also intersected the complex breccia below the proposed pit.

Highlights include:

  Hole AP-18-284:
    Hydrothermal breccia south of the proposed pit: 0.94 g/t gold over 44.2m (from 62.0m to 106.2m)
    Complex breccia below the proposed pit: 1.91 g/t gold over 40.9m (from 456.2m to 497.1m)
  Hole AP-18-285:
    Hydrothermal breccia south of the proposed pit: 0.90 g/t gold over 32.4m (from 17.1m to 49.5m)
    Complex breccia below the proposed pit: 2.03 g/t gold over 48.2m (from 497.7m to 545.9m)

“The results from the surface drilling continue to be extremely encouraging.  Firstly, they continue to confirm and provide further detail on the extent and continuity of the complex breccia mineralization below the proposed pit,” said Greg McCunn, Chief Executive Officer. “In addition, the hydrothermal breccia structure that lies south of the proposed pit continues to show mineralization over wide intersections near surface and may turn out to be a second mineralized breccia pipe altogether.  We are looking forward to seeing the results from the next three drill holes to see how this develops.”

The Company has initiated an extensive exploration program at Ana Paula which includes in addition to the surface drill program:

  Exploration drilling from an underground decline targeting an extension to the high-grade breccia below the proposed open pit and a skarn target below the breccia (decline construction commenced with drilling expected in Q3 2018);
  Surface drilling to test a high priority target that is 100 metres north of the proposed open pit (drilling to commence following the completion of the surface drill program in Q1 2018); and
  Regional exploration work on the 56,000 hectare land package including an airborne magnetic survey targeting further breccia or skarn targets (ongoing in 2018).

The current program from surface continues to advance with 3,102 metres of the proposed 3,800 metres program drilled to date.  The fourth and fifth hole have been completed and the last hole in the program is underway.

Figure 1 - Surface drill holes projection
http://www.globenewswire.com/NewsRoom/AttachmentNg/9c074c26-dd9d-4e26-90df-f4c91fb2f1a0

Current Results from Surface Drilling 2018

Hole NB	Azimuth	Dip	Depth From	Depth To	Au (gpt)	Interval length (m)	Estimated True Width
AP-18-284	0	-55	62.0	106.2	0.94	44.2	16.4
AP-18-284			120.2	135.5	1.29	15.3	5.7
AP-18-284			153.4	167.7	0.90	14.3	5.3
AP-18-284			339.0	392.5	1.34	53.5	N/A
including			355.0	357.0	10.35	2.0
and including			376.8	378.0	8.86	1.2
and including			392.0	392.5	5.73	0.5
AP-18-284			414.0	423.0	1.63	9.0	N/A
AP-18-284			427.0	429.0	0.95	2.0	N/A
AP-18-284			436.3	438.3	5.16	2.0	N/A
including			437.3	438.3	9.02	1.0
AP-18-284			456.2	497.1	1.91	40.9	N/A
including			461.0	462.5	8.80	1.5
and including			495.1	497.1	15.50	2.0
AP-18-284			526.7	549.7	1.15	23.0	N/A
AP-18-284			567.0	572.4	1.02	5.3	2.0
AP-18-285	0	-63	17.1	49.5	0.90	32.4	13.3
including			17.1	25.9	0.70	8.8	3.6
and including			31.9	41.0	1.39	9.1	3.7
and including			44.0	49.5	1.08	5.5	2.3
AP-18-285			102.6	120.2	0.68	17.6	7.2
AP-18-285			178.7	182.0	0.85	3.3	1.3
AP-18-285			300.7	308.7	0.86	8.0	3.3
AP-18-285			339.7	348.8	5.36	9.2	N/A
including			339.7	341.1	24.10	1.5
and including			347.3	348.8	5.85	1.5
AP-18-285			393.7	399.7	0.65	6.0	2.5
AP-18-285			416.1	418.9	1.62	2.8	1.1
AP-18-285			435.1	437.1	5.31	2.0	0.8
AP-18-285			449.0	450.0	2.78	1.0	0.4
AP-18-285			497.7	545.9	2.03	48.2	N/A
including			499.2	500.7	10.95	1.5
and including			515.4	519.4	4.05	4.0
and including			535.7	536.7	12.35	1.0
and including			542.9	544.3	9.20	1.4

Note on true width calculation:
For the complex breccia and surrounding halo mineralization and in the monolithic breccia (MBX), the calculation of a true width is inappropriate since these units are not tabular. For the mineralization outside of these units (i.e. sediments (SED) and intrusive (INTRS)) the true width can be estimated since the mineralization is likely following the stratigraphy.

Co-ordinates

Hole ID	Easting	Northing	Elevation	Length
AP-18-284	410100	1997685	1054	590
AP-18-285	410122	1997710	1056	585

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company recently announced an agreement to acquire Rye Patch Gold, including its 100% owned Florida Canyon Mine and all of its resource and exploration projects along the Oreana and Cortez Gold trends. The acquisition is expected to be completed in late May 2018.  The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Pierre Desautels, P. Geo, a ‘Qualified Person’ as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects who is an independent consultant to the company.

Quality Assurance/Quality Control

Drill holes reported in this press release were drilled using HQ sized diamond drill bits. Company personal are located at the at the drill site. Contractors and employees of Alio Gold conducted all logging and sampling. The core was logged, marked up for sampling using standard lengths of approximately 1.5 meters. Samples are then collected by sawing a ½ of the HQ core using a diamond saw with the remaining ½ portion retained for inspection at the core logging facility. The samples were catalogued and placed into sealed bags and securely stored at the site until it was shipped to sample preparation laboratory owned by ALS Chemex in Guadalajra, Mexico. The core was dried and crushed and pulverized to 85% passing 75 microns. The pulps were then shipped for assay to the ALS Chemex located in Vancouver, Canada. At that location, the samples were analysed for gold using fire assay with an atomic absorption finish (FA-AA) on a 50 gram charge. Samples returning over 10 grams per tonnes are re-assayed using a fire assay with a gravimetric finish. Samples were also analyzed for a suite of 35 elements using Aqua Regia Inductively coupled plasma atomic emission spectroscopy (ICP-AES). Over limits for silver, arsenic, zinc were re-assayed using a ore grade ICP-AES method. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, The Labs inserted their own quality control samples.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

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